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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 17
              for Steel Partners II, L.P., Warren G. Lichtenstein,
             and Original Filing for Steel Partners Services, Ltd.)


                    Under the Securities Exchange Act of 1934

                            GATEWAY INDUSTRIES, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   367595105
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                                 (CUSIP Number)

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York 10022
                                  212/446-5217
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                August 29, 1996
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the
                                 statement [X].

                               Page 1 of 11 pages



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|CUSIP NO.   367595105   |                           | Page 2 of 11 pages |
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Steel Partners II, L.P.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
                                                     WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    Delaware
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      892,608
BENEFICIALLY   |--------------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |--------------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |                                      892,608
               |--------------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            892,608
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           24.8%
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   14     TYPE OF REPORTING PERSON
                                                            PN
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|CUSIP NO.   367595105   |                           | Page 3 of 11 pages |
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Steel Partners Services, Ltd
 .
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
                                                     OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    New York
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      827,716
BENEFICIALLY   |--------------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |--------------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |                                      827,716
               |--------------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            827,716
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            23.0%
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   14     TYPE OF REPORTING PERSON
                                                            CO
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|CUSIP NO.   367595105   |                           | Page 4 of 11 pages |
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- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Warren G. Lichtenstein
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS
                                                     PF, WC, OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    U.S.A.
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,767,276(1)
BENEFICIALLY   |--------------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |--------------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |                                      1,767,276(1)
               |--------------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,767,276(1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             49.0%
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   14     TYPE OF REPORTING PERSON
                                                            IN
- ------------------------------------------------------------------------------
(1) Includes 892,608 shares owned by Steel Partners II, L.P., and 827,716 shares managed by Steel Partners Services, Ltd., entities controlled by Mr. Lichtenstein and 46,952 shares owned directly by Mr. Lichtenstein (excluding options to purchase 102,000 shares, not exercisable within 60 days).


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|CUSIP NO.   367595105   |                           | Page 5 of 11 pages |
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                           STATEMENT FOR SCHEDULE 13D

Item 1. Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $.001 per share, of Gateway Industries, Inc., formerly, Gateway Communications, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 1275 Fourth Street, Santa Rosa, California 95404.

Item 2. Identity and Background.

         This statement is filed by a group consisting of Steel Partners II, L.P. ("Steel Partners II"), Steel Partners Services, Ltd, a New York corporation ("Services") and Warren G. Lichtenstein ("Lichtenstein"). As previously reported, certain shares of the Issuer's common stock reported by Lichtenstein relate to the ownership of such shares by Steel Partners II and Services.

         For information regarding the identity and background of Steel Partners II and Lichtenstein, reference is made to the Schedule 13D filed on or about April 25, 1994, which is incorporated herein by reference. Information regarding Services is set forth below. Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons".

         The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary. The principal business of Services is providing management and advisory services. Its business address is 750 Lexington Avenue, New York, New York 10022, 27th Floor.

         Services acquired the 827,716 shares reported herein for the account of Quota Fund N.V., a Netherlands Antilles investment corporation ("Quota"). Quota has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Quota granted investment discretion to Soros Fund Management ("SFM") pursuant to an investment advisory contract. SFM's contract with Quota provides that SFM is responsible for designing and implementing Quota's overall investment strategy, for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its


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|CUSIP NO.   367595105   |                           | Page 6 of 11 pages |
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own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of Quota; and for allocating and reallocating Quota's assets among the outside managers itself. In connection therewith, Quota granted investment discretion to Services pursuant to an investment advisory contract between Quota and Services (the "Services Contract"). The Shares beneficially owned by Services were acquired at the direction of Services, and neither SFM nor Quota currently exercises voting or investment discretion over the Shares.

         SFM is a sole proprietorship of which George Soros ("Mr. Soros"), a United States citizen, is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quota.

         No Reporting Person has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), and notwithstanding that neither SFM nor Quota currently exercises voting or dispositive power over the Shares, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quota as a result of the contractual authority of SFM, upon termination of the Services Contract, to acquire voting and dispositive power with regard to the Shares. Quota, SFM and Mr. Soros have advised the Reporting Persons that they are not part of any group for purposes of Section 13(d)(3) of the Act.

Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the Shares acquired by Steel Partners II as reported in this Amendment is $1,262,250. The shares of common stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the Shares acquired by Lichtenstein as reported in this Amendment is $67,081.50. Such shares were acquired with personal funds.

         The aggregate purchase price of the shares of common stock acquired on behalf of Quota as reported in this Amendment is $1,750,500. Such shares were

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|CUSIP NO.   367595105   |                           | Page 7 of 11 pages |
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acquired with funds it manages for Quota. Pursuant to the Services Agreement with Quota, Services has been appointed to manage, on a discretionary basis, certain of Quota's assets, which are maintained in a brokerage account in Quota's name. The Services Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(c), Quota may be deemed the beneficial owner of the shares held for its account which are managed by Services.

Item 4. Purpose of Transaction.

         This amendment is being filed to report the acquisition by the Reporting Persons of an additional 1,368,814 shares of common stock which were acquired to increase their equity position in the Issuer. Mr. Lichtenstein is chairman of the board of directors of the Issuer.

         None of the Reporting Persons have any present plan or proposal with respect to the Issuer that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each intends to review his or its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business affairs and financial position, the price levels of the common stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time including purchasing additional shares of common stock.

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate percentage of shares of common stock reported owned by each person named herein is based upon 3,603,469 shares outstanding.


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|CUSIP NO.   367595105   |                           | Page 8 of 11 pages |
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         As of the close of business on August 29, 1996:

         (i) Steel Partners II owns 892,608 shares of common stock, constituting approximately 24.8% of the shares outstanding and Services beneficially owns 827,716 shares, constituting 23.0%. Mr. Lichtenstein may be deemed to beneficially own the shares owned by Steel Partners II and managed by Services, by virtue of his authority to vote and dispose of such shares.

         (ii) Lichtenstein owns individually 46,952 shares of the common stock, constituting approximately 1.3% of the shares outstanding.

         (iii) In the aggregate, the Reporting Persons beneficially own 1,767,276 shares of the common stock, constituting approximately 49.0% of the shares outstanding.

         (b) (i) Steel Partners II has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Lichtenstein.

         (ii) Lichtenstein has the sole power to vote and dispose of the shares owned by him.

         (iii) Pursuant to the terms of the Services Agreement, Services has the sole power to vote and dispose of the shares reported herein as being held for the account of Quota, which power is exercisable by Lichtenstein.

         (iv) Except as set forth in this Item 5 with respect to Steel Partners II, Services, and Lichtenstein, each Reporting Person disclaims beneficial ownership in the shares held by each other.

         (c) No Reporting Person has engaged in any transaction in the shares of Issuer's common stock within the past 60 days except that:

Steel Partners II made the following purchase:

Date                    No. Of Shares                      Purchase Price
- ----                    -------------                      --------------

8/29/96                    561,000                             $2.25



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|CUSIP NO.   367595105   |                           | Page 9 of 11 pages |
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Services made the following purchase:

Date                   No. Of Shares                       Purchase Price
- ----                   -------------                       --------------

8/29/96                   778,000                              $2.25

Lichtenstein made the following purchase:

Date                  No. Of Shares                       Purchase Price
- ----                  -------------                       --------------

8/29/96                   29,814                              $2.25

         (d) No person other than each respective owner of the shares referred to herein is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the common stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth herein, no Reporting Person is currently party to any contract, arrangement, understanding or relationship with respect to the common stock of the Issuer.


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|CUSIP NO.   367595105   |                           | Page 10 of 11 pages |
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Item 7. Material to be Filed as Exhibits.

         1. Schedule of trading by Reporting Persons from February 21, 1994 through April 21, 1994 (previously filed).

         2. Form of Agreement of Limited Partnership of Steel Partners II (previously filed).

         3. Form of Proxy held by Messrs. Lichtenstein and Butler (previously filed).

         4. Letter Agreement, dated April 21, 1994 between Steel Partners II, L.P. and Ronald Hayes (previously filed).

         5. Letter Agreement, dated April 20, 1994 between Steel Partners II, L.P. and Adage, Inc. (previously filed).

         6. Powers of Attorney from each Reporting Person to Mr. Butler and Mr. Lichtenstein (previously filed).

         7. Joint Filing Agreement, pursuant to Rule 13d-1(f), among Steel Partners II and each of the Reporting Persons, except Dr. Cadigan (previously filed).

         8. Letter Agreement, dated April 27, 1994 between the Issuer and Patrick Cadigan and Steel Partners II, Warren Lichtenstein, Jack Howard and Ronald Hayes (previously filed).

         9. Joint Filing Agreement, pursuant to Rule 13d-1(f), among Steel Partners II and each of the Reporting Persons (previously filed).

         10. Power of Attorney from Patrick Cadigan to Mr. Butler and Mr. Lichtenstein (previously filed).

         11. Asset Purchase Agreement, dated June 14, 1994 between the Issuer and Microdyne Peyton Street Corporation (previously filed).


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|CUSIP NO.   367595105   |                           | Page 11 of 11 pages |
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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September  4, 1996                  STEEL PARTNERS II, L.P.

                                            By:  Steel Partners L.L.C.
                                                     General Partner


                                            By: /s/ Warren G. Lichtenstein
                                               -------------------------------
                                               Warren G. Lichtenstein



                                            STEEL PARTNERS SERVICES, LTD.



                                            By: /s/ Warren G. Lichtenstein
                                               -------------------------------
                                               Warren G. Lichtenstein



                                            By: /s/ Warren G. Lichtenstein
                                               -------------------------------
                                               Warren G. Lichtenstein